Trans-Orient Petroleum and New Zealand’s
Fractured Oil Shale on Dow Jones MarketWatch

COO Drew Cadenhead spotlights unconventional oil potential from the
Company's 2,163,855 acres in NZ's East Coast Basin

August 25, 2008, Vancouver, B.C. – Unconventional oil and gas explorer Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) is pleased to announce that Dow Jones MarketWatch interviewed company COO Drew Cadenhead on Thursday, August 21. The four-minute streaming video interview can be seen at:

http://video.marketwatch.com/m/20731345/squeezing_oil_from_rocks.htm

Mr. Cadenhead discussed the Company’s plan for using technology proven in the Bakken, Barnett and other North American oil and gas shale formations to drill and fracture shale in New Zealand, producing high-grade crude oil for sale at a premium to rapidly growing Asian economies, including India and China.

The first area Trans-Orient plans to drill within its 2.16 million acres of land in New Zealand's East Coast Basin is pocked with oil and gas seeps naturally rising to surface. An independent analysis of Trans-Orient’s conventional undiscovered resource potential prepared by Sproule Associates indicates a discovery potential of 1.7 billion barrels of oil equivalent in place. A series of field videos showing these seeps – including a historical wellbore full of live oil generated from the Whangai shale – is featured in the MarketWatch interview. It can be seen online at: www.transorient.tv.

Trans-Orient CEO Garth Johnson commented, “Though our conventional oil potential is of great interest, it gives me significant satisfaction to see Trans-Orient’s fractured oil shale project command the attention of one of the world’s largest financial publication and news portals. North American unconventional fractured shale projects have received great attention within the energy industry, resulting in significant value increases to shareholders. Trans-Orient is excited to be one of the first movers in unconventional exploration internationally.”

About Trans-Orient
Trans-Orient Petroleum Ltd. (http://transorient.com/) is a Canadian-based, Australasian-focused company with significant interests in the East Coast Basin of New Zealand. This high-potential unconventional energy frontier encompasses the main play area where Trans-Orient is targeting fractured shale oil-and-gas source-rock formations. These world-class source-rocks are both widespread and thickly developed across Trans-Orient’s acreage and have a number of similarities to successful fractured shale projects in North America such as the Bakken shale in the Williston Basin.

For more information on Trans-Orient Petroleum Ltd. please call 1.604.682.6496 or visit our website at: http://transorient.com/

Disclaimer:
The term “barrels of oil equivalent” or “boe” may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The term “undiscovered resources” refers those quantities of oil and gas estimated, on a given date, to be contained in accumulations not yet discovered. There is no certainty that any portion of the undiscovered resource potential will be discovered or that, if discovered, it will be economically viable or technically feasible to produce.

Forward-Looking Statements:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered resource potential, exploration, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.